Exhibit 99.1

May 8, 2017

TO:	All Securities Commissions of Canada

Toronto Stock Exchange

Re: AMENDED Notice of Meeting and Record Dates Under NI 54-101

In accordance with NI 54-101, we hereby give you notice of a meeting of the shareholders for the undermentioned issuer:

Issuer:	Fortuna Silver Mines Inc.

Meeting Date: AMENDED	Wednesday, July 5, 2017

Record Date for Notice and Voting: AMENDED	Thursday, May 18, 2017

Beneficial Ownership Determination Date: AMENDED	Thursday, May 18, 2017

Security Description:	Common Shares

CUSIP:	349915 10 8

ISIN:	CA3499151080

Meeting Type:	Annual

Issuer Sending Material via Notice-and-Access:	Yes

Issuer Sending Material Directly to NOBOs:	No

Issuer Paying to Send Material to OBOs:	Yes

FORTUNA SILVER MINES INC.

Per: Sally Whittall, Corporate Secretary